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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934

                               WEGENER CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   948595104
                                 (CUSIP Number)

                          Frederick W. Dreher, Esquire
                           John W. Kauffman, Esquire
                     Duane Morris LLP, 30 South 17th Street
                Philadelphia, PA 19103; telephone: 215-979-1227
            --------------------------------------------------------
                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 17, 2006
          ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).



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      SCHEDULE 13D

CUSIP No. 948595104


1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      Henry Partners, L.P.
      I.R.S. I.D. No. 23-2888396

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)
      WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                     7     SOLE VOTING POWER

                           720,000 shares

   NUMBER OF         8     SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  -0-
    OWNED BY
     EACH            9     SOLE DISPOSITIVE POWER
   REPORTING
    PERSON                 720,000 shares
     WITH
                    10     SHARED DISPOSITIVE POWER

                                -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      720,000 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.7%

14    TYPE OF REPORTING PERSON (See Instructions)
      PN

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CUSIP No. 948595104


1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      Matthew Partners, L.P.
      I.R.S. I.D. No. 23-3063303

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) [X]
      (b) [ ]


3     SEC USE ONLY


4     SOURCE OF FUNDS (See Instructions)
      WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

                     7       SOLE VOTING POWER
                               280,000 shares
    NUMBER OF
      SHARES
   BENEFICIALLY      8       SHARED VOTING POWER
     OWNED BY                  -0-
       EACH
    REPORTING        9       SOLE DISPOSITIVE POWER
      PERSON                   280,000 shares
       WITH
                    10       SHARED DISPOSITIVE POWER
                               -0-

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      280,000 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.2%

14    TYPE OF REPORTING PERSON (See Instructions)
      PN
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CUSIP No. 948595104

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      Henry Investment Trust, L.P.
      I.R.S. I.D. No. 23-2887157

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

      (a) [X]

      (b) [ ]

3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      WC

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Pennsylvania

                     7       SOLE VOTING POWER
                                1,000,000 shares*

    NUMBER OF        8       SHARED VOTING POWER
      SHARES                    -0-
   BENEFICIALLY
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                     1,000,000 shares*
    REPORTING
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                     -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%*

14    TYPE OF REPORTING PERSON (See Instructions)
      PN

      *NOTE: Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

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CUSIP No. 948595104


1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
      David W. Wright



2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
      (a) [X]
      (b) [ ]


3     SEC USE ONLY

4     SOURCE OF FUNDS (See Instructions)
      WC


5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
      N/A

6     CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

                     7       SOLE VOTING POWER
                               1,000,000 shares*

    NUMBER OF        8       SHARED VOTING POWER
      SHARES                          -0-
   BENEFICIALLY
     OWNED BY        9       SOLE DISPOSITIVE POWER
       EACH                    1,000,000 shares*
    REPORTING
      PERSON        10       SHARED DISPOSITIVE POWER
       WITH                            -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,000,000 shares

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
      N/A

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.9%*

14    TYPE OF REPORTING PERSON (See Instructions)
      IN

      *NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

CUSIP No. 948595104

      The following constitutes Amendment No. 5 to the Schedule 13D filed by Henry Partners, L.P., Matthew Partners, L.P., Henry Investment Trust, L.P. and David W. Wright with the Securities and Exchange Commission on August 26, 2005, as amended by Amendment No. 1 filed on September 29, 2005, Amendment No. 2 filed on October 21, 2005, Amendment No. 3 filed on December 29, 2005, Amendment No. 4 filed on February 8, 2006 and Amendment No. 5 filed on February 21, 2006.

Item 1.  Security and Issuer.


      This statement relates to shares of the common stock, $.01 par value per share (the "Shares"), of Wegener Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 11350 Technology Circle, Duluth, Georgia 30097.

Item 4.  Purpose of the Transaction.


      Henry Partners, L.P. and Matthew Partners, L.P. (collectively, "Plaintiffs") filed a complaint (civil action no. 1953-N) pursuant to 8 Del. C. 225 in the Delaware Court of Chancery in and for New Castle County on February 21, 2006 (the "Complaint"). On March 17, 2006, Plaintiffs filed a Notice of Dismissal with respect to the Complaint.

      No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D/A, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

      The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. Depending on various factors including, without limitation, the Issuer's financial position, quarterly operating results and investment strategy, the price level of the Shares, changes in the Issuer's corporate governance policies, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares or changing their intention with respect to any and all matters referred to in this Item 4.

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                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigneds' knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       HENRY PARTNERS, L.P., by its General
                                       Partner, HENRY INVESTMENT TRUST, L.P.,
                                       by its General Partner, CANINE PARTNERS,
                                       LLC


Date:    March 24, 2005                By: /s/ David W. Wright
                                           -------------------------------------
                                           David W. Wright,
                                           President


                                       MATTHEW PARTNERS, L.P., by its General
                                       Partner, HENRY INVESTMENT TRUST, L.P.,
                                       by its General Partner, CANINE PARTNERS,
                                       LLC


Date:    March 24, 2005                By /s/ David W. Wright
                                          -----------------------------------
                                          David W. Wright,
                                          President


                                       HENRY INVESTMENT TRUST, L.P., by its
                                       General Partner, CANINE PARTNERS, LLC


Date:    March 24, 2005                By: /s/ David W. Wright
                                           -------------------------------------
                                           David W. Wright,
                                           President

Date:  March 24, 2005                  /s/ David W. Wright
                                       --------------------------------------
                                       David W. Wright